1140489

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026441

REGISTRANT'S NAME Occupational Medical Innovations

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL P

FILE NO. 82- 5774 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 1-15-02

Rm



contents

chairman's address

Dear Shareholders

On behalf of the Board of Directors, I have pleasure in presenting the Annual Report for Occupational & Medical Innovations Ltd for the year ended 30 June 2001.

The 2001 financial year, being our first year as a public company, has been quite challenging. During the year, considerable time and effort has been expended to consolidate our position as a leading research and development company in the medical safety device field.

Our very capable design team under the leadership of our Managing Director Bruce Kiehne has not only made substantial improvements to our existing products but has also developed new and exciting innovations for the company.

The new devices include a safety cannula and a needless access valve. There are other products at various stages of development, but unfortunately because of patent laws we cannot disclose any particulars with regard to these, until their design and development is further advanced and appropriate patents have been lodged.

We are having discussions with a number of substantial international companies who have expressed interest in acquiring the right to manufacture and distribute one or more of our products.
These discussions are continuing.

In addition we are also investigating a number of other avenues for commercialising the company's products. These include having one or more of the company's devices manufactured under contract or the company establishing its own robotic manufacturing facility.

PriceWaterhouseCoopers have also carried out a very detailed feasibility study in relation to the company establishing a robotic manufacturing facility for the retractable syringe. At the time of writing the results of the feasibility study have not been received, however we have some preliminary figures which are presently being considered by the Board. The cost of the feasibility study is being partly funded by the Department of State Development.

A quarterly newsletter to shareholders has been initiated as a method of keeping shareholders fully informed about the activities of the company.

I would like to take this opportunity to thank the many people, including my fellow board members, Mr Bruce Kiehne the Managing Director, our very capable design team and all employees who have helped contribute to the achievements of the company in the past year. I thank them for their dedication and commitment.

John Taske
Chairman





Since July 2000
and more particularly since the listing of your company on the Australian Stock Exchange on 12 October 2000, the company has directed its energies and the funds raised in the issue to the purpose identified in the Prospectus – "to further its objectives in the development of improved safety equipment designed to reduce the incidence of work-place related injuries and infection."

In maintaining this purpose, the company has, in the year under review, undertaken the following key activities, which have been subject to three over-riding criteria:

- *The development of Strategic Alliances with International Medical Device manufacturers to market the technologies developed and owned by the Company.*
- the prudent application of available funds in all
- the pursuit of *the Quest for Excellence in Technical Design and Production:*

Research and Development Laboratory
The priority requirement was to build and equip a research and development Laboratory in order to continue Mr. Bruce Kiehne's product development program. The facility was established at a business park at 12 Booran Drive, Slacks Creek, 15 minutes drive from Brisbane.

Improving the Company's Prototypes
The focus of the company's technological and production efforts in the year under review has been to progress and refine the products developed by Mr. Bruce Kiehne for use in the medical industry, for which purpose the company was formed.

Plastics Technology

understanding and application of plastics in the company's products, on which the company's R&D group has concentrated.

To this end, the R&D group has sourced from around the world base plastics rarely brought to Australia, and tested them rigorously in assessing new applications for them. One example of the benefits of this effort is that it has resulted in the development of the crucial element of the *Syringe with Retractable Needle* at considerably greater cost efficiency.

Plastics Injection Moulding Machine
Equally integral to the improvement of the company's prototypes has been the purchase and installation of an injection moulding machine which allows further experimentation with new types of plastics and provides the capability to produce simple and often minute components for medical products.

*1 The Syringe with Automatically Retracting Needle





protecting our community

Development of New Products that are Ultra Competitive in Quality and Cost

The company was formed to capitalise on Mr. Bruce Kiehne's developments of safer equipment for use in the medical industry, particularly that associated with cross infection and needle stick injuries.
A recent study in the USA revealed that 800,000 health workers had suffered needle stick injuries, of whom 23,000 contracted hepatitis or AIDS, with 300 doctors and nurses dying from such infections each year.
The community problems of needle stick injuries and infections from syringes discarded in public places after illegal drug use are also well known and very problematical.

The cost pressures on the health systems of all countries have also increased significantly, with the cost of handling and sterilising instruments becoming a major

It is such issues that have encouraged the company to concentrate on the commercial maximisation of the products developed by Mr. Kiehne –

*1 The Syringe with Automatically Retracting Needle

While many patents have been granted for syringes which have such a capability, the design for which OMI holds international patents is remarkable for the simplicity of its design and therefore the low cost of manufacture.

One of the major criteria the company applies to its new product development is that its products should be high volume and low cost. The annual world market for syringes is put at 25 billion units; the OMI design can be manufactured for a fraction of a cent more than a standard non-retractable syringe and, the company estimates, less than up to one-third the cost of some



*2 The Safety Scalpel





protecting **our healthworkers**

*2 The Safety Retractable Scalpel

The OMI designed safety scalpel enables surgeons to prepare the scalpel with one hand while maintaining full concentration on the patient; the surgeon can then cover the exposed blade without risk to anyone in the operating theatre.

Other safety products still under market assessment by OMI include:

The Safety Sheath for Standard Syringes, The Bottle Carry Stand, The Canula and The One-Way Valve.



*3 The Safety Sheath

Maximisation Of R&D Expertise

The company is constantly seeking and identifying opportunities for new products, both within and beyond the medical arena, and applies its design and manufacturing abilities to that quest.

The company's technological capabilities, and in particular its ability to come up with cost effective solutions to R&D situations, has generated a number of contracts from other companies.However, the company's priority focus is on the development of its own products.

Consideration of a Pilot Plant

The company is currently giving active consideration



protecting our healthworkers

intended as to provide a stage between "post-R&D" and "pre-production" in that it would provide the capability to produce, on a limited basis, product which could then be put into "test market" in order to "prove" the viability and market acceptance of the particular product for interested manufacturers.

Identifying and Securing Markets for the Company's Products

Australia generally, and OMI in particular, is regarded internationally as excelling in new product research and development.

However as a consumer market it lacks the critical mass

such product categories are without exception based in the USA and Europe where economies of production scale are conducive.

Since October 2000, therefore, the company has been actively engaged in identifying markets for its products. It is a reflection of the quality and ingenuity of design of the products that many of the world's major suppliers have shown a high degree of interest in the Syringe With Automatically Retractable Needle and Safety Retractable Scalpel in particular.

The Company is currently discussing the commercialisation of its technologies with a number





*4 The Safety Valve



protecting the sick

Investigating the Feasibility of Manufacture
OMI's strategy in this regard has been to actively consider manufacture of the company's products either in its own right or by structuring joint venture or licence arrangements with interested parties.
It is anticipated that the company might be in a position to announce such an arrangement in the near future.

The Company's Financial Results for the Year are provided in detail elsewhere in this Report. However it is appropriate to comment at this point as to the key features of the year's financial achievement:

- The Directors have announced a net loss for the year of $1.499 million
- Costs involved in the performance of R&D associated with the company's own products totalled $602,000
- In summary, of the $5 million raised in October 2000, by prudent and controlled expenditure, the company has undertaken all the essential activities outlined above, yet retains $3.957 million of the funds subscribed.

Dr John Taske

MB, BSc (Qld), MAICD, DTM&H (RCS [Eng], RCP [Lond], FFARACS, FANZCA

Non-executive Chairman

Dr Taske was appointed Non-executive Chairman on January 12, 2000.

He is a medical specialist in the field of Anaesthesia. His basic medical degree was gained through the University of Queensland and he holds a further qualification in Tropical Medicine from the University of London.

He resigned from the Australian Regular Army with the rank of Colonel after sixteen years of service, thirteen months of which were spent in Vietnam as a Regimental Medical Officer and a further three years in the Australian Special Air Services Regiment (SAS).

He is a Member of the Australian and New Zealand College of Anaesthetists, the Australian Society of Anaesthetists, the Australian Medical Association and the Australian Academy of Medicine and Surgery; he also serves on the Australian Pharmaceutical Advisory Council (APAC). His former positions include Director of Anaesthesia at the Princess Alexandra Hospital, Brisbane.

Dr Taske has been closely associated with Mr. Bruce Kiehne for three years and advised on modifications to Mr. Kiehne's medical inventions during their initial development.



William Allan Grady

Director

Mr. Grady was appointed to the Board of the Company on June 2, 2000.

He is also the Finance Director of the Motorama Group, a diversified motor dealer on the southern side of Brisbane, rated by *Business Review Weekly* magazine as the eighth largest privately owned company in Queensland. He has been closely involved in the success and growth of Motorama for twenty six years and is also a member of the Investment Committee of MTQ Insurance Limited.

He has been closely involved in the development of the safety products with Mr. Bruce Kiehne over the past four years.



Bruce Kiehne

Managing Director

Mr. Kiehne was appointed as a Director of the Company on January 12, 2000.

Employed in the heavy machinery and vehicle maintenance industry for many years, he discovered a natural flair for engineering design and at the age of fourteen designed and built his first racing car and went on to hold a number of championships in various classes.

In 1989 he was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products – which required the design of tooling and equipment used in their manufacture.

For the past four years Mr. Kiehne has been involved in the design and development of products for the Medical and Workplace Safety industries.



David Jenkins

BCom, CPA, MAICD

Director

Mr. Jenkins was appointed to the Board of the Company on January 12, 2000.

He has more than thirty years experience in commercial business activities, specialising in the finance area. He gained his expertise in a wide range of commercial industries, ranging from multinational operations in Australia and overseas to small privately-owned companies involved in technology operations.

Michael Hayne

MAICD

Director

Mr. Hayne was appointed as a Director on June 2, 2000.

He was admitted as a Solicitor of the Supreme Court of Queensland in 1974 and subsequently as a Solicitor of the High Court of Australia. In 1976 he was appointed a Partner of the firm of Nicholsons.

His areas of practice include Corporate and Commercial Law and general business consultancy. He is a Member of the Australian Institute of Company Directors.

Roderick William Siller

BE

Director

Mr. Siller was appointed to the Board of the Company on June 2, 2000.

He has worked in the Mining and Oil industries both domestically and internationally. Over the past ten years he has worked for the Schlumberger Group of Companies and Sperry-Sun International (part of the Dresser Industries Group) who are leaders in Oilfield Technology and Research.

Although previously specialising in the Resources sector, Mr. Siller has interests in a number of listed public companies.







board of directors

Corporate Governance

OMI is committed to best practice in the matter of corporate governance. The following statement summarises the main corporate governance practices undertaken by the company.

The Role of the Board of Directors

The Board is responsible for the overall corporate governance of OMI. The Board recognises the need for the highest standards of behaviour and accountability. The Board of OMI has final responsibility for managing the Company's business and affairs.

Such responsibility is addressed by the Board:

- formulating and approving objectives, goals and strategic directions for management
- monitoring financial performance, including adopting annual budgets and approving OMI's financial statements
- ensuring that adequate systems of internal control exist and are appropriately monitored for compliance
- selecting the Chief Executive and reviewing the performance of senior operational management
- ensuring significant business risks are identified and appropriately managed

Management of the company's operations on a day to day basis is the responsibility of the Chief Executive, who together with the executive team, is accountable to the Board.

Composition of the Board

The Board is currently composed of six Directors of



*5 **The Safety Bottle Stand**

whom five, including the Chairman, hold their positions in a non-executive capacity. Details of each Director can be found on page 14 of this Report

Appointment & Retirement of Non-Executive Directors
One-third of directors must each year retire (by rotation) and may offer themselves for re-election.

Independent Professional Advice
Approval must be sought from all directors at a directors meeting before independent professional advice can be sought at the company's expense.

Independence
As detailed above, the Board has a Non-executive Chairman and all other Directors, with the exception of the Managing Director, are non-executive. This structure and the predominance of non-executive Directors provides a clear separation of the Board from the executive management of the Company and ensures the independence of the Board.
The structure also provides the Company with the benefit of a diverse range of experience, qualifications and professional skills.
The Board, and each individual Director, is entitled to seek independent professional advice at the Company's expense, subject to the reasonableness of the costs and Board agreement) in the conduct of their duties for the Company.

protecting **our workers**





*6 **The Safety Catheter**

Meetings

The Board met on 12 occasions in the reporting period.

Board Committees

The Board has three Committees:

- The Remuneration Committee
- The Audit Committee
- The Compliance Committee

These Board Committees support the full Board and act in a review and advisory capacity in matters which require a more intensive review. Other Board Committees may be established from time to time to address matters of specific importance. The following provides an indication of the activities of the Committees:

The Remuneration Committee

and Bill Grady.

The Committee met once in the reporting period.

The duty of the Committee is to review the remuneration policies of OMI and the packages of all Directors and senior executive officers on at least an annual basis.

The Audit Committee

The Committee comprises Bill Grady and David Jenkins

The Committee met on two occasions during the reporting period.

The main functions of the Committee are to:

- Assess the appropriateness of accounting policies, practices and disclosures and whether the quality of financial reporting is adequate
- Review the scope and results of internal, external and



protecting our healthworkers

- Maintain open lines of communication between the Board and internal and external auditors

The Compliance Committee

The Committee comprises John Taske, Michael Hayne and David Jenkins

The Committee met on 1 occasions during the reporting period.

The main functions of the Committee are to:

- Review the scope and results of compliance audits
- Maintain open lines of communication between the Board and the Company's compliance officers
- Review and report to the Board on the annual report and financial statements
- Assess the adequacy of OMI's internal controls and make informed decisions regarding compliance policies, practices and disclosures

Application of Cash

The application of cash in the period since the listing of the Company on 12 October 2000 and 30 June 2001 was wholly consistent with the business objectives of the Company as detailed in the Prospectus and announcement to the Australian Stock Exchange dated 11 October 2000. All expenditure of funds during the year were directed at the further development of technology, setting up the Company operations or in the marketing of the technology to existing manufacturers of medical device technology.

year ending june 2001 | financial statements

Your Directors submit the following report for the year ended 30 June 2001.

Directors

The directors of the parent entity in office at any time during or since the financial year:

Dr John Taske MB, BS (Qld), D.T.M.&H. (R.C.S. (Eng) R.C.P. (Lond)), F.F.A.R.A.C.S., F.A.N.Z.C.A, MAICD
Chairman

William Allan Grady
Director

Bruce Kiehne

David Jenkins B. Com, CPA, MAICD
Director

Michael Hayne
Director

Roderick William Siller
BE - Director

Results for the Year

The consolidated operating profit after income tax for the financial year ended 30 June 2001 was a loss of $1,499,884 (2000:$260,918).

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the company during the year other than as detailed under review and results of operations.

Principal Activities

The principal activities of the consolidated entity during the year were the acquisition and development of safety equipment used in the Medical industry.

Significant after Balance Date Events

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years.

Likely Future Developments and Expected Results

The particular information required by sub-section 299(1) (e) of the Corporation Law has been omitted from the report because the directors believe that it would result in unreasonable prejudice to the consolidated entity.

Performance in Relation to Environmental Regulation

There has been no matter either during or since the end of the financial year which in the opinion of the directors would give rise to any conflict with the provisions of existing environmental regulation.

Dividends Paid or Recommended

There has been no dividend paid or recommended during or since the financial year.

Directors Meetings

Number of directors meetings held during the financial year was:

Name of Director	Meetings held during the period whilst holding office	Meetings attended
J Taske	12	12
W Grady	12	12
B Kiehne	12	12
D Jenkins	12	12
M Hayne	12	12
R Siller	12	5

The Audit Committee comprising D Jenkins and W Grady met twice during the year.
The Compliance Committee comprising J Taske, D Jenkins and M Hayne met once during the year.
The Remuneration Committee comprising J Taske, W Grady and M Hayne met once during the year.

Interests of Directors

At the date of this report the following interests in ordinary shares were held by directors:

Name of Director	Ordinary Shares
J Taske	619,900
W Grady	3,235,000
B Kiehne	9,841,410
D Jenkins	-
M Hayne	38,000
R Siller	65,000

Emoluments of Directors and Senior Executive Officers

Details of the nature and amount of each major element of the emoluments of each director of the company and the officers of the company and the consolidated entity are:

Director	Basic Emoluments	Non-Cash Benefits	Superannuation	Total
J Taske	36,000		2,880	38,880
B Kiehne	161,544	4,916	12,923	179,383
D Jenkins	24,000		1,920	25,920
M Hayne	24,000		1,920	25,920
W Grady	24,000		1,920	25,920
R Siller	10,000		800	10,800
Executive Officer				
A Horstman	54,035	3,509	4,259	61,803

Options

No options to acquire shares in the Company have been granted during the financial year and no options were outstanding at the end of the financial year.

Indemnification of officers and auditors

The company has not, during the financial year, in respect of any person who is or has been an officer or auditor of the company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

Signed in accordance with a resolution of the Board of Directors:

Director

Dated this 28th day of September, 2001.

Directors' Declaration

For the year ended 30 June 2001

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with Corporations Act 2001, comply with the Accounting Standards and give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date;

(b) at the date of this declaration, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the board of directors.

Director

Dated this 28th day of September, 2001.

Statement of Financial Performance

For the year ended 30 June 2001

	NOTE	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Revenue from Ordinary Activities	3	244 323	6 626	228 651	618
Expenses from Ordinary Activities	4	(1 739 817)	(267 544)	(588 617)	(54 045)
Borrowing Cost Expenses		(4 390)	-	(427)	-
Profit/(loss) from ordinary activities before income tax expense		(1 499 884)	(260 918)	(360 393)	(53 427)
Income tax expense relating to ordinary activities		-	-	-	-
Net profit (loss)		(1 499 884)	(260 918)	(360 393)	(53 427)
Retained profits/(accumulated losses) at the beginning of the financial year		(260 918)	-	(53 427)	-
Retained profits/(accumulated losses) at the end of the financial year		(1 760 802)	(260 918)	(413 820)	(53 427)
Basic earnings per share		**(6.24) cents**	**(2.7) cents**		

The above Statement of Financial Performance should be read in conjunction with the attached notes.

Statement of Financial Position

For the year ended 30 June 2001

	NOTE	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
Current Assets					
Cash assets	25(i)	3 956 604	278 638	3 942 415	269 897
Receivables	6	73 052	699	871 734	299
Total Current Assets		4 029 656	279 337	4 814 149	270 196
Non-Current Assets					
Property, plant and equipment	7	220 535	149 929	362	-
Other financial assets	8	-	-	16 567 393	16 564 639
Intangible assets	9	18 458 036	19 332 426	3 178 543	3 242 116
Other	10	752 469	348 074	124 482	310 226
Total Non-Current Assets		19 431 040	19 830 429	19 870 780	20 116 981
Total Assets		23 460 696	20 109 766	24 684 929	20 387 177
Current Liabilities					
Payables	11	86 441	16 934	51 652	86 854
Interest bearing liabilities	12	25 482	-	-	-
Provisions	13	26 729	-	-	-
Total Current Liabilities		138 652	16 934	51 652	86 854
Non-Current Liabilities					
Interest bearing liabilities	12	35 749	-	-	-
Total Non-Current Liabilities		35 749	-	-	-
Total Liabilities		174 401	-	51 652	-
NET ASSETS		**23 286 295**	**20 092 832**	**24 633 277**	**20 300 323**
Equity					
Contributed equity	14	25 047 097	20 353 750	25 047 097	20 353 750
Retained profits/(accumulated losses)		(1 760 802)	(260 918)	(413 820)	(53 427)
TOTAL EQUITY		**23 286 295**	**20 092 832**	**24 633 277**	**20 300 323**

Statement of Cash Flows

For the year ended 30 June 2001

	NOTE	Consolidated		Parent Entity	
		2001	2000	2001	2000
		$	$	$	$
Cash Flows from Operating Activities					
Receipts from customers		10 930	-	-	-
Payments to suppliers and employees		(677 000)	(41 761)	(1 384 296)	(8 604)
Interest received		195 061	626	194 669	618
Borrowing costs paid		(4 390)	-	-	-
GST recovered		95 030	-	100 436	-
Net cash provided by/(used in) operating activities	25(ii)	(380 369)	(41 135)	(1 089 191)	(7 986)
Cash Flows from Investing Activities					
Payments for property, plant & equipment		(165 982)	(145 329)	(602)	-
Payments for non-current assets		(610 427)	-	(12 132)	-
Payments for intangibles		114 956)	(150 457)	(114 026)	(112 350)
Net cash acquired/(paid) on acquisition of controlled entities		(2 754)	27 075	(2 754)	(7 939)
Net cash provided by/(used in) investing activities		(894 119)	(268 711)	(129 514)	(120 289)
Cash Flows from Financing Activities					
Proceeds of borrowings		61 231	267 350	-	77038
Proceeds from share issue		4 999 976	519 010	4 999 976	519 010
Capital raising costs		(108 753)	(197 876)	(108 753)	(197 876)
Net cash provided by/(used in) financing activities		4 952 454	588 484	4 891 223	398 172
Net increase/(decrease) in cash held		3 677 966	278 638	3 672 518	269 897
Cash at the beginning of the financial year		278 638	-	269 897	-
Cash at the end of the financial year	25(i)	**3 956 604**	**278 638**	**3 942 415**	**269 897**

Notes to and forming part of the financial statements

For the year ended 30 June 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, the Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs.

(a) Recoverable Amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

(b) Principles of Consolidation

The consolidated financial report combines the financial reports of Occupational & Medical Innovations Limited (parent entity) and all its controlled entities. (refer note 20)

The effects of all transactions between entities in the consolidated entity have been eliminated.

(c) Income Tax

ncome tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the balance sheet as "future income tax benefits" or "provisions for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

(d) Property, Plant and Equipment

Plant and equipment is stated in the financial statements at cost. All plant and equipment are depreciated over their estimated useful lives using the straight line method commencing from the time the assets are held ready for use. The average prime costs depreciation rates per class of asset are as follows:

	%
Motor vehicles	20
Computer equipment	33.3
Office equipment	20

(e) Employee Entitlements

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless whether they are expected to be settled within twelve

Notes to and forming part of the financial statements

For the year ended 30 June 2001

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *Cont'd***

(e) Employee Entitlements (cont'd)

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(f) Revenue Recognition

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

(g) Intangibles

Patents are brought to account at cost and amortised using the straight-line method over 20 years.

(h) Deferred Research and Development Costs

Deferred research and development costs are brought to account at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/ licensing. The carrying value of unamortised research and development costs are reviewed annually. Costs associated with abandoned projects are written off.

(i) Payables

Accounts Payable represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

(j) Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date. Trade accounts receivable are non-interest bearing and are normally settled on 30 day terms.

(k) Interest Bearing Liabilities

Interest bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

(l) Net Fair Values

The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

(m) Borrowing Costs

(n) Credit Risk

Maximum credit risk exposure of financial assets is represented by the carrying amounts in the Statement of Financial Position. The consolidated entity has no significant concentration of credit risk with any single counterparty or group of counterparties.

(o) Financial Year

The parent entity was incorporated on 13 January 2000 and the prior financial year is therefore from the date of incorporation to 30 June 2000.

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
2.PROFIT/(LOSS) FROM ORDINARY ACTIVITIES				
The following items have been recognised in the operating profit/(loss) before abnormal items:				
Net expenses resulting from movements in provisions:				
Depreciation/Amortisation of non-current assets:				
Plant and Equipment	28 217	1 535	186	-
Patents	978 896	214 209	167 232	35 924
	1 007 113	**215 744**	**167 418**	**35 924**
Operating lease rental expense	34 400	4 300	-	4 300
Net loss on sale of non-current assets	-	1 804	-	-

3.REVENUES FROM ORDINARY ACTIVITIES

Operating revenue:				
Rendering of Services				
	15 280	-	-	-
Non-operating revenue:				
Interest	229 043	626	228 651	618
Proceeds on sale of non-current assets	-	6 000	-	-
	244 323	**6 626**	**228 651**	**618**

4.EXPENSES FROM ORDINARY ACTIVITIES

Classification of expenses by nature:				
Employee costs	209 858	316	11 360	-
Depreciation expense	19 812	807	186	-
Amortisation expense	987 301	214 937	167 232	35 924
Other expenses from ordinary activities	522 846	51 484	409 839	18 121

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$

5. INCOME TAX

The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:

	2001	2000	2001	2000
Prima facie tax benefit on operating profit (calculated at 34% 2000: 36%)	(509 691)	(93 930)	(122 533)	(19 234)
Tax effect on permanent differences:				
Amortisation of patents	323 825	77 115	56 859	12 932
Other non deductible items	13 998	1 583	13 852	-
FITB not brought to account	171 868	15 232	51 822	6 302
	-	-	-	-

Potential future income tax benefits at 30% (2000: 34%) attributable to tax losses carried forward amounting to $149,510 (2000: $14,404) (consolidated entity) and $51,290 (2000: $5,952) (parent entity) have not been brought to account because directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a) The consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;
(b) The consolidated entity continues to comply with the conditions for deductibility imposed by law: and
(c) No changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation

The balance of the franking account of the consolidated entity and parent entity at the end of the year was Nil. No dividends were paid during the year.

6. RECEIVABLES

	2001	2000	2001	2000
Trade accounts receivable	24 182	-	5 878	-
Non-trade debtors receivable from subsidiaries (of the parent entity) in the wholly owned group	-	-	829 643	-
Other	48 870	699	36 213	299
	73 052	**699**	**871 734**	**299**

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
7. PROPERTY, PLANT & EQUIPMENT				
Plant & Equipment at cost	231 305	107 761	548	-
Accumulated Depreciation	(57 411)	(807)	(186)	-
	173 894	**106 954**	**362**	**-**
Leasehold Improvements at cost	71 053	43 703	-	-
Accumulated Amortisation	(24 412)	(728)	-	-
	46 641	**42 975**	**-**	**-**
	220 535	**149 929**	**362**	**-**
MOVEMENTS DURING THE YEAR:				
Plant & Equipment:				
Beginning of the year	106 954	-	-	-
Additions	123 544	101 626	548	-
Acquisitions through acquisitions of entities	-	7 939	-	-
Disposals	-	(1 804)	-	-
Depreciation	(56 604)	(807)	(186)	-
	173 894	**106 954**	**362**	**-**
Leasehold Improvements:				
Beginning of the year	42 975	-	-	-
Additions	27 350	43 703	-	-
Amortisation	(23 684)	(728)	-	-
	46 641	**42 975**		**-**
Depreciation/amortisation capitalised to deferred research and development costs	52 071	-	-	-
8. OTHER FINANCIAL ASSETS				
Investment in controlled entities - at cost	**-**	**-**	**16 567 393**	**16 564 639**
9. INTANGIBLES				
Patents at cost	19 651 141	19 546 635	3 381 699	3 278 040
Accumulated amortisation	(1 193 105)	(214 209)	(203 156)	(35 924)
	18 458 036	**19 332 426**	**3 178 543**	**3 242 116**
Movements during the year:				
Beginning of the year	19 332 426	-	3 242 116	-
Acquisitions through acquisitions of entities	-	3 344 543	-	-
Additions	104 506	16 202 092	103 659	3 278 040
Amortisation	(978 896)	(214 209)	(167 232)	(35 924)

9. INTANGIBLES (CONT'D)

Negotiations are advanced with potential licencees of the consolidated entity's patents. The directors have determined that patents are not recorded in excess of recoverable amount by reference to expected future cash flows resulting from the successful licencing and/or sale of the patents. At the date of this report the reliability of the expected future cash flows is dependent upon the outcome of current negotiations and represents an inherent uncertainty as to the recoverable amount of the patents. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
10. OTHER NON-CURRENT ASSETS				
Deferred research and development costs	752 469	150 198	124 482	112 350
Deferred Capital raising costs	-	197 876	-	197 876
	752 469	**348 074**	**124 482**	**310 226**
Movements during the year:				
Deferred Research and Development Costs:				
Beginning of the year	150 198	-	112 350	-
Additions	602 271	150 198	12 132	112 350
	752 469	**150 198**	**124 482**	**112 350**
Deferred Capital Raising Costs:				
Beginning of the year	197 876	-	197 876	-
Additions	-	197 876	-	197 876
Applied as a reduction of capital raised	(197 876)	-	(197 876)	-
	-	**197 876**	**-**	**197 876**

11. PAYABLES

Trade accounts payable and accruals	86 441	16 934	51 652	9 816
Non-trade accounts payable due to subsidiaries (of the ultimate parent entity) in the wholly-owned group.	-	-	-	77 038
	86 441	**16 934**	**51 652**	**86 854**

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
12. INTEREST BEARING LIABILITIES				
Current:				
Chattel Mortgage	**25 482**	-	-	-
Non-current:				
Chattel Mortgage	**35 749**	-	-	-

13.PROVISIONS

Aggregate Employee Entitlements	**26 729**	-	-	-

The consolidated entity had 7 full time or full time equivalent employees at 30 June 2001.

14.CONTRIBUTED EQUITY

Issued shares:				
25 353 726 (2000: 20 353 750) Ordinary shares	**25 047 097**	**20 353 750**	**25 047 097**	**20 353 750**
Shares issued during the period:				
Opening balance	20 353 750	-	20 353 750	-
10 ordinary shares issued for cash consideration of $10 being initial subscriber shares	-	10	-	10
19,834,740 ordinary shares issued at $1 per share in consideration for the acquisition of controlled entities and intangibles as detached in note 19		19 834 740	-	19 834 740
519,000 ordinary shares issued for cash consideration of $519,000 to provide working capital	-	519 000	-	519 000
4,999,976 ordinary shares issued at $1 cash consideration pursuant to the prospectus	4 999 976	-	4 999 976	-
Share issue costs	(306 629)	-	(306 629)	-
	25 047 097	**20 353 750**	**25 047 097**	**20 353 750**

	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
15. EARNINGS PER SHARE				
Basic Earnings per Share	(6.24) cents	(2.7) cents		
Weighted Average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	24 024 965	9 538 508		
Diluted earnings per share are equal to basic earnings per share				
16. AUDITORS' REMUNERATION				
Audit of financial reports	10 000	8 000	10 000	8 000
Other services	18 824	2 000	18 824	2 000
	28 824	**10 000**	**28 824**	**10 000**
17. DIRECTORS' REMUNERATION				
Income paid or payable, or otherwise made available, to directors by the parent entity or by any related party:	**306 823**	**38 692**	**306 823**	**38 692**
To all directors of each entity in the consolidated entity by the entities of which they are directors or by any related party:				
Number of directors of the parent entity whose total income falls within the following bands are as follows:				
$0 - $9,999			-	6
$10,000 - $19,999			1	-
$20,000 - $29,999			3	-
$30,000 - $39,999			1	-
$170,000 - $179,999			1	-
The names of directors in office during the year are disclosed in note 19(iii).				
18. EXECUTIVES' REMUNERATION				
Aggregate remuneration of all executive officers whose remuneration exceeds $100,000 (including remuneration from related parties in connection with the management of the affairs of the parent entity or any of its subsidiaries)	**179 383**	**-**	**179 383**	**-**
Numbers of executive officers whose total				

19. ULTIMATE PARENT ENTITY

The ultimate parent entity is Occupational & Medical Innovations Limited.

20. SEGMENT INFORMATION

The consolidated entity operates predominantly in one industry being the development of safety equipment used in the medical industry. The consolidated entity operates predominantly in one geographical segment, being Australia.

21. CREDIT RISK EXPOSURE

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the balance sheet net of any provisions for losses. The consolidated entity had no significant concentration of credit risk with any single counter party group of counter parties.

22. RELATED PARTY TRANSACTIONS

(i) Transactions with directors and their director-related entities during the year ended 30 June 2001 on normal commercial terms.

(a) Legal fees paid to Nicholsons Solicitors, a firm associated with Mr Hayne, totalling $28,644.

(b) Vehicle servicing costs paid to Motorama Group, a company of which Mr W Grady is a director, totalling $1,239.

(c) Purchase of equipment from Dr J Taske totalling $860.

(d) Purchase of equipment from Mr B Kiehne totalling $2,000.

(e) Secretarial and other services provided by Equity Results Pty Ltd, a company associated with Mr D Jenkins totalling $45,631.

(ii) Transactions with directors and their director-related entities during the year ended 30 June 2000 on normal commercial terms.

(a) Consulting services were received from James Hollingdale Hill a firm of which Mr D Jenkins is a member on normal commercial terms and conditions. Total fees paid, by the consolidated entity during the period were $282,550.

(b) Patents were purchased from Mr & Mrs B Kiehne on 11 April 2000 for consideration of $3,278,040. In consideration the parent entity issued 3 278 040 shares in the parent entity to Mr & Mrs B Kiehne.

(c) Occupational & Medical Innovations Limited purchased 100% of the issued capital of Jireh Tech Pty Ltd during the period for market value consideration based on directors valuation of $12,920,000 in consideration for 12,920,000 shares in Occupation & Medical Innovations Limited of $1.00 each.

Mr B Kiehne is a director and was a substantial shareholder in the company.

22. RELATED PARTY TRANSACTIONS (cont'd)

the period for market value consideration based on directors valuation of $3,636,700 in consideration for 3,636,700 shares in Occupation & Medical Innovations Limited of $1.00 each.

Dr J Taske and his associated parties, together with associated parties of Mr B Kiehne and Mr D Jenkins, were shareholders of this company.

(e) During the year the consolidated entity acquired two motor vehicles at a total cost of $78,500 from the Motorama Group on commercial terms. A trade in allowance of $6,000 was received. Mr W Grady is a director of the Motorama Group.

(f) During the year the Consolidated entity paid $2,700 in consulting fees to Dr John Taske on normal commercial terms

(iii) Transactions within the wholly-owned group

All transactions within the wholly-owned group have been eliminated.

(iv) Directors Holding Office

Names of Directors holding office at any time during the year were:

2001	2000
J Taske	J Taske
W Grady	W Grady
B Kiehne	B Kiehne
D Jenkins	D Jenkins
M Hayne	M Hayne
R Siller	R Siller
	G Brenchley

(v) Aggregate Shares held by directors or any of their related entities in Occupational & Medical Innovations Limited:

	2001	2000
Ordinary Shares	15 498 582	15 503 210

(vi) Aggregate Shares acquired by directors or any of their related entities in Occupational & Medical Innovations Limited:

	2001	2000
Ordinary Shares	82 000	15 503 210

(vii) Information of remuneration of directors is set out in Note 17.

23. CONTROLLED ENTITIES

Controlled Entities of Occupational & Medical Innovations Limited	Country of Incorporation	Percentage of Shares Held
OMI Research Pty Ltd	Australia	100%
Jireh Tech Pty Ltd	Australia	100%
OMI Inc	USA	100%

Controlled Entity Acquired in the Year ended 30 June 2001
OMI Inc was incorporated during the year ended 30 June 2001 at a cost of $2,754. The Company has not traded since incorporation.

Controlled Entities Acquired in the Year ended 30 June 2000
Occupation & Medical Innovations Limited purchased 100% of the issued capital of Jireh Tech Pty Ltd on 11 April 2000 for consideration of 12,920,000 shares in Occupation & Medical Innovations Limited of $1.00 each. Operating results are included in the profit and loss statement from 11 April 2000.

Occupational & Medical Innovations Limited purchased 100% of the issued capital of OMI Research Ltd on 11 April 2000 for consideration of 3,636,700 shares in Occupation & Medical Innovations Limited of $1.00 each. Operating results are included in the profit and loss statement from 11 April 2000.

24. FINANCIAL INSTRUMENTS

The consolidated entity manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the board. The consolidated entity does not engage in any significant transactions which are speculative in nature.

Exposures of the consolidated entity to interest rate risk on financial assets and liabilities are summarised as follows:

2001

Fixed Interest Rate Maturing	Non-Interest Bearing	1 Year or less	1 to 5 Years	Floating Interest Rate	Total	Weighted average
	$	$	$	$	$	$
Financial Assets:						
Cash	752	3 814 381	-	141 471	3 956 604	4.7%
Receivables	73 052	-	-	-	73 052	-
	73 804	**3 814 381**	**-**	**141 471**	**4 029 656**	
Financial Liabilities:						
Trade accounts payable	86 441 -	-	-	-	86 441	-
Chattel Mortgage	-	25 482	35 749	-	61 231	8.6%
	86 441	**25 482**	**35 749**	**-**	**147 672**	

2000

Fixed Interest Rate Maturing	Non-Interest Bearing	1 Year or less	1 to 5 Years	Floating Interest Rate	Total	Weighted average
	$	$	$	$	$	$
Financial Assets:						
Cash	78 638	200 000	-	-	278 638	4.4%
	78 638	**200 000**	**-**	**-**	**278 638**	
Financial Liabilities:						
Trade accounts payable	16 934	-	-	-	16 934	-
	16 934	**-**	**-**	**-**	**16 934**	**-**
Net Financial Assets/(Liabilities)	**61 704**	**200 000**	**-**	**-**	**261 704**	**-**

25. NOTES TO STATEMENTS OF CASH FLOWS

(i) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and invest ments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

	CONSOLIDATED		PARENT ENTITY	
	2001	2000	2001	2000
	$	$	$	$
Cash on Hand	752	752	10	10
Cash at Bank	3 955 852	277 886	3 942 405	269 887
	3 956 604	**278 638**	**3 942 415**	**269 897**

(ii) *Reconciliation of Net Cash Provided by Operating Activities to Operating Profit After Income Tax*

Operating profit/(loss) after income tax	(1 499 884)	(260 918)	(360 393)	(53 427)
Depreciation	28 217	1 535	186	-
Amortisation of intangibles	978 896	214 209	167 232	35 924
Loss on sale non-current assets	-	1 804	-	-
Changes in assets and liabilities:				
Trade Creditors	69 507	2 934	41 836	9 817
Other current assets	400	(699)	-	-
Receivables	(58 164)	-	(39 860)	-
Provision for employee entitlements	26 729	-	-	-
GST clearing	73 930	-	8 489	-
Loans – related corporations	-	-	(906 681)	-
	(380 369)	**(41 135)**	**(1 089 191)**	**(7 986)**

	Consolidated		Parent Entity	
	2001	2000	2001	2000
	$	$	$	$
(iii) Acquisition of Controlled Entities				
Purchase Consideration:				
Shares issued	-	**16 556 700**	-	-
Fair value of net assets acquired:				
Cash -	-	35 014	-	-
Loan receivable	-	267 350	-	-
Plant & Equipment	-	7 680	-	-
Intangibles	-	16 260 656	-	-
Trade Creditors	-	(14 000)	-	-
	-	**16 556 700**	**-**	**-**

(iv) Non cash financing and investing activities

(a) During the prior year the Parent entity acquired patents at a cost of $3,278,040. The purchase consideration comprised the issue of 3,278,040 ordinary shares in the parent entity. This transaction is not reflected in the statement of cash flows.

(b) During the prior year the consolidated entity traded in a motor vehicle as part consideration of a new vehicle at a trade in value of $6,000. This transaction is not reflected in the statement of cash flows.

(v) Loan Facilities

Chattel Mortgage facility fully used of $61,231 (consolidated) and NIL (parent entity). There were no loan facilities in the prior financial year.

26. COMMITMENTS FOR EXPENDITURE

Operating leases

Minimum lease payments under non-cancellable operating leases according to the time expected to elapse to the expected date of payment.				
Not later than one year	51 600	-	-	-
Later than one year and not later than five years	51 600		-	-
	103 200	**-**	**-**	**-**

Operating lease relates to the lease of the principal place of business. Future commitments are subject to CPI increases. Such increases are not included above.

27. PRINCIPAL PLACE OF BUSINESS

Occupational & Medical Innovations Ltd is a listed public company incorporated in Australia with its

Independent Audit Report

To the members of Occupational & Medical Innvoations Limited

Scope

We have audited the financial report of Occupational & Medical Innovations Limited for the financial year ended 30 June 2001 as set out on pages 22 to 44. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion the financial report of Occupational & Medical Innovations Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Inherent Uncertainty Regarding The Recoverable Amount of Patents

Without qualification to the opinion expressed above, attention is drawn to the following matter. As disclosed in note 8 to the financial statements "Negotiations are advanced with potential licencees of the consolidated entity's patents. The directors have determined that patents are not recorded in excess of recoverable amount by reference to expected future cash flows resulting from the successful licencing and/or sale of the patents. At the date of this report the reliability of the expected future cash flows is dependent upon the outcome of current negotiations and represents an inherent uncertainty as to the recoverable amount of the patents. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

PKF R Q Cole

Occupational & Medical Innovations Limited & Controlled Entities Annual Report 2001

Shareholders Information

Distribution of Listed Shares as at 25 September 2001.

Ordinary Shares

1 – 1,000	117
1,001 – 5,000	593
5,001 – 10,000	172
10,001 – 100,000	123
100,001 and over	12
	1 017

There are 39 shareholders who hold less than a marketable parcel of ordinary shares in the company.
The 20 largest shareholders hold 75.56% of the ordinary shares issued in the company.

Voting Rights

Ordinary shares carry voting rights of one vote per share.

Twenty Largest Shareholders

The names of the 20 largest holders of ordinary shares as at 25 September 2001 are listed below:

Name	No. of Ordinary Shares Held	% of Issued Share Capital
B & V Kiehne	9 841 410	38.82
Citune Pty Ltd	3 230 000	12.74
Dynex Holdings Limited	1 124 040	4.43
C B Nurcombe Engineering Pty Ltd	1 120 000	4.42
J Taske	619 900	2.45
D Kiehne	420 000	1.66
L Kiehne	420 000	1.66
L Griffiths	419 900	1.66
K Taske	419 900	1.66
M Walker	419 900	1.66
Australian Mutual Growth Fund Pty Ltd	370 000	1.46
L S Cray	127 000	0.50
P J & J A Gray	100 000	0.39
M Terranova	97 000	0.38
D Norris	92 000	0.36
Transways Pty Ltd	80 000	0.32
R W Siller	65 000	0.26
R L Hoffmann	62 504	0.25
Allcare Investments Pty Ltd	62 000	0.24
N Cody & W E Phillips	62 000	0.24

Share Registry

As well as being listed on the Australian Stock Exchange, the company has implemented an American Depositary Receipt Program sponsored by the Bank of New York whereby residents of the U.S, can purchase shares on the OTC market through US brokers

Computershare Investor Services Pty Limited
Level 32, Central Plaza One
345 Queen Street
BRISBANE QLD 4000

Substantial Shareholders as at 25 September 2001

B Kiehne	9 841 410
Citune Pty Ltd	3 230 000

Shares in the Company in which Directors have a relevant interest as at 25 September 2001

B Kiehne	9 841 410
W Grady	3 235 000
J Taske	619 900
R W Siller	65 000
M Hayne	38 000

Restricted Securities
In compliance with the listing rules of the Australian Stock Exchange and with Agreement of the shareholders involved a restriction has been place on the ability of a number of founding shareholders to trade their shares for the following periods:

Twenty-four months from the date of office quotation (12 October 2002)	16 572 240

Current On-market Buy Back
There is no current on-market buy-back in place.

Application of Proceeds of Fundraising
Funds of the capital raising have been expended in accordance with the stated business objectives of the company as stated in the ASX announcement dated 11 October 2000.

occupational & medical innovations

[illegible]2 Booran Drive Slacks Creek Q 4127